Elseware Financial Services LLC
(A Wholly Owned Subsidiary of
Elseware Capital LLC.)

Financial Statements and Supplemental Schedules
And
Report of Independent Registered Public Accounting Firm

As of and for the Period August 5, 2024 through December 31, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71144

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __08/05/2024__ AND ENDING __12/31/2024__
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Elseware Financial Services LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__10730 NW 66th street Apt 407__
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pascal Roche	2127514422	proche@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__YSL Associates__
(Name – if individual, state last, first, and middle name)

11 Broadway	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

6/6/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Wu_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Elseware Financial Services LLC_____, as of _____December_____, 2 024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> MARYROSE MERCADO
> NOTARY PUBLIC, STATE OF NEW YORK
> Registration No. 01ME6423025
> Qualified in Queens County
> Commission Expires October 4, 20 25

Signature: _____

Title: CEO_____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*_**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._*

Elseware Financial Services LLC
(A Wholly-Owned Subsidiary of Elseware Capital LLC.)
Contents

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Elseware Financial Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Elseware Financial Services LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the period from August 5, 2024, through December 31, 2024, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from August 5, 2024 through December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

We have served as Elseware Financial Services LLC's auditor since 2024.

New York, NY

February 25, 2025

Elseware Financial Services LLC
(A Wholly-Owned Subsidiary of Elseware Capital LLC.)
Statement of Financial Condition
As of December 31, 2024

Assets		
Cash	$	729,040
Prepaid expenses and other assets		7,673
Total assets	$	736,713

Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	15,500
Due to parent		4,710
Total liabilities		20,210
Member's Equity		716,503
Total Liabilities and Member's Equity	$	736,713

These financial statements and schedules are deemed **CONFIDENTIAL** pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

The accompanying notes are an integral part of these financial statements.

Elseware Financial Services LLC
(A Wholly-Owned Subsidiary of Elseware Capital LLC.)
Statement of Operations
For the period from August 5, 2024 through December 31, 2024

Revenue		
Interest	$	1,050
Total revenue		1,050
Expense		
Professional fees		68,560
Occupancy		7,500
Employee compensation and benefits		18,750
Regulatory fees		2,251
Technology		40,365
Other		851
Total expenses		138,277
Net loss	$	(137,227)

These financial statements and schedules are deemed **CONFIDENTIAL** pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

The accompanying notes are an integral part of these financial statements.

Elseware Financial Services LLC
(A Wholly-Owned Subsidiary of Elseware Capital LLC.)
Statement of Changes in Member's Equity
For the period from August 5, 2024 through December 31, 2024

Member's equity, beginning of the period	$	853,730
Net loss		(137,227)
Member's equity, end of the period	$	716,503

The accompanying notes are an integral part of these financial statements.

Elseware Financial Services LLC
(A Wholly-Owned Subsidiary of Elseware Capital LLC.)
Statement of Cash Flows
For the period from August 5, 2024 through December 31, 2024

Cash flows from operating activities		
Net loss	$	(137,227)
Changes in operating assets and liabilities:		
Prepaid expenses and other assets		(4,459)
Due to parent		4,710
Accounts payable and accrued expenses		15,500
Net cash used in operating activities		(121,476)
Net decrease in cash		(121,476)
Cash at beginning of period		850,516
Cash at end of period	$	729,040

These financial statements and schedules are deemed **CONFIDENTIAL** pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

The accompanying notes are an integral part of these financial statements.

Elseware Financial Services LLC
(A Wholly-Owned Subsidiary of Elseware Capital LLC.)
Notes to the Financial Statement
December 31, 2024

1.   **Organization and Nature of Business**

Elseware Financial Services LLC (the "Company") was incorporated in the state of Delaware on June 5, 2023. The Company is wholly-owned by Elseware Capital LLC (the "Parent"). The Company's principal operation is to engage in digital asset securities, private placement activity, and operate an alternative trading system. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective August 05, 2024 (Commencement of Operations).

2.   **Liquidity and Related Party Transactions**

The Company relies on the Parent for support. The Parent has the financial wherewithal and intent to support the Company on an as-needed basis. The Company has an expense sharing agreement with the Parent. Expenses such as professional fee and technology are allocated to the Company as needed. The Parent allocated and paid certain expenses for the Company, total of $84,481 of professional and technology fees for the period from August 5, 2024 to December 31, 2024 to the Company under this agreement.

As shown in the accompanying financial statements, the Company incurred a net loss of approximately $137,200 and net cash of approximately $121,400 was used in operations for the period from August 5, 2024 to December 31, 2024. As of December 31, 2024, the Company's available cash approximated $729,040 and liabilities approximated $20,210. In connection with the Company's assessment of going concern considerations in accordance with Accounting Standards Update 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern", management has determined that the Company's support from its Parent is sufficient to fund the working capital needs of the Company until the earlier of one year from the date of issuance of these financial statements or the occurrence of sufficient future revenue transactions.

3.   **Summary of Significant Accounting Policies**

Basis of Presentation

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations regarding financial reporting of the SEC.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

 Revenue Recognition

There were no contract assets, or contract liabilities as of August 05, 2024 or December 31, 2024. Interest income is scoped out of revenue from contracts with customers "ASC 606".

Elseware Financial Services LLC
(A Wholly-Owned Subsidiary of Elseware Capital LLC.)
Notes to the Financial Statement
December 31, 2024

3. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

These standards provide guidance on recognizing revenue, including a five-step method to determine when revenue recognition is appropriate. Accordingly, the Company follows

these steps in recognizing revenue from its contracts with customers:

Step 1: Identify the contract with the customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations
Step 5: Recognize revenue as the Company satisfies a performance obligation

Allowance for Credit Losses

The Company follows ASC Topic 326, "Financial Instruments – Credit Losses" ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2024. For the period from August 5, 2024 through December 31, 2024, the Company has no credit loss expense.

Cash

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company considers money market accounts and money market funds to be cash equivalents. The Company does not have any cash equivalents.

The Company maintains its cash balances in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's recognized $1,050 of interest income on cash balance maintained with in 2024.

Elseware Financial Services LLC
(A Wholly-Owned Subsidiary of Elseware Capital LLC.)
Notes to the Financial Statement
December 31, 2024

3.   **Summary of Significant Accounting Policies (continued)**

Cash (continued)

The Company has significant cash balances at one financial institution which throughout the year could regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has no tax sharing agreement with the Parent and accordingly has no commitment to fund or receive amounts from any tax liabilities or benefits with earnings of the Company.

The Company recognizes the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained, assuming examination by taxing authorities. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on this analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefit as of December 31, 2024.

4.   **Regulatory Net Capital Requirement**

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company's net capital was approximately $708,800 which was approximately $458,800 above its minimum requirement of $250,000.

5.   **Lease**

The Broker-Dealer entered into an office license agreement. The agreement requires a monthly payment of $1,500, which includes utilities and other operating expenses. The initial term is six months, after which it automatically renews on a month-to-month. For the period from August 5, 2024 through December 31, 2024, total rent expense incurred was $7,500. Since the agreement operates on a month-to-month basis with no long-term lease commitment, it qualifies as a short-term lease under ASC 842. Therefore, no right-of-use (ROU) asset or lease liability is recognized in the financial statements.

These financial statements and schedules are deemed **CONFIDENTIAL** pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

8

Elseware Financial Services LLC
(A Wholly-Owned Subsidiary of Elseware Capital LLC.)
Notes to the Financial Statement
December 31, 2024

6. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, private placement, operating an alternative trading system and digital asset securities transactions . The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. There was no revenue in 2024.

7. **Subsequent Events**

The Company has evaluated subsequent events through February 25, 2024, the date that the accompanying financial statements were issued. There were no significant subsequent events which would require recognition or disclosure in the accompanying financial statements.

Supplemental Schedules

Elseware Financial Services LLC
(A Wholly-Owned Subsidiary of Elseware Capital LLC.)
Schedule I – Computation of Net Capital under SEC Rule 15c3-1
As of December 31, 2024

Computation of net capital

Member's Equity	$	716,503
Less: Nonallowable assets		
Prepaid expenses and other assets		7,673
Total deductions and/or charges		7,673
Net capital	$	708,830
Aggregated Indebtedness	$	20,210
Computed minimum net capital required		
(12.5% of aggregate Indebtedness)	$	1,348
Min**imum net capital required** (under SEC Rule 15c3-1)	$	250,000
Excess net capital ($708,830 - $250,000)	$	458,830

Percentage of aggregated indebtedness to net capital	$	20,210	
	$	708,830	
			3%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited FORM X-17A-5, Part II-A filing as of December 31, 2024.

See report of independent registered public accounting firm.

Elseware Financial Services LLC
(A Wholly-Owned Subsidiary of Elseware Capital LLC.)
Schedule II – Computation of Determination of Reserve Requirements and
Information Relating to the Possession or Control Requirements Pursuant to
SEC Rule 15c3-3
December 31, 2024

The Company's business activities are covered by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to digital asset securities, private placements and the operation of an Alternative Trading System ("ATS").

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period of August 5, 2024 to December 31, 2024 without exception.

See report of independent registered public accounting firm.

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Elseware Financial Services LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Elseware Financial Services LLC (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R.§240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the Company limits its business activities exclusively to engaging in digital asset securities, private placement activity, and operate an alternative trading system. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3). The Company had no exceptions under SEC Rule 15c3-3 throughout the period from August 5, 2024 to December 31, 2024.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5, and related SEC Staff Frequently Asked Questions.

YSL & Associates LLC

New York, NY

February 25, 2025

Elseware Financial Services LLC
(A Wholly-Owned Subsidiary of Elseware Capital LLC.)
Exemption Report
For the period from August 5, 2024 through December 31, 2024

Elseware Financial Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to : Engage in digital asset securities, private placement activity and operate an alternative trading system. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; (3) did not carry PAB accounts (as defined in Rule 15c3-3) The Company had no exceptions under SEC Rule 15c3-3 throughout the period from August 05, 2024, to December 31, 2024.

Elseware Financial Services LLC

I, Brian Wu, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

Chief Executive Officer